July 23, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attention:	Terence O’Brien
Jenn Do
Jeanne Baker

Re:	Brush Engineered Materials Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 8, 2010
File No. 1-15885
Ladies and Gentlemen:
          Brush Engineered Materials Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2010, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed March 8, 2010.
          Below are the Company’s responses. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.
Form 10-K for the year ended December 31, 2009
Consent
1.	We have read your response to comment 11 in our letter dated June 22, 2010 and note your request to not amend the Form 10-K. However, a consent including conformed EDGAR signature must be provided. Therefore, as previously requested, please amend your Form 10-K to provide a signed auditors’ consent and ensure the amendment contains a prominent explanatory note in the forepart, clearly explaining the reason for the amendment.
Response:
We respectfully advise the Staff that, in conjunction with this letter, the Company is filing Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2009 that includes a signed auditors’ consent and a prominent explanatory note in the forepart, clearly explaining the reason for the amendment.
* * *
     We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 383-4905.

Sincerely,
/s/ John D. Grampa
John D. Grampa
Senior Vice President Finance and Chief Financial Officer